UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
Commission file number 001-36504

WEATHERFORD INTERNATIONAL, LLC
401(k) SAVINGS PLAN

2000 St. James Place
Houston, Texas 77056

Weatherford International plc
Bahnhofstrasse 1, 6340 Baar,
Switzerland

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee of the
Weatherford International, LLC 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Weatherford International, LLC 401(k) Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4a, schedule of delinquent participant contributions and supplemental schedule H, line 4i, schedule of assets (held at end of year) as of December 31, 2014 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

Houston, Texas
June 23, 2015

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS:
Investments, at fair value	$791,507,694	$766,887,607

Receivables:
Notes receivable from participants	29,451,351	26,928,451
Plan Sponsor contributions	2,857,964	1,357,752
Participants' contributions	1,934,401	—
Accrued income	32,099	32
Pending settlement	145,527	38,964
Total Receivables	34,421,342	28,325,199
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	825,929,036	795,212,806
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,984,120)	(927,828)
NET ASSETS AVAILABLE FOR BENEFITS	$823,944,916	$794,284,978

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:

Interest income on investments	$484,467
Interest income on notes receivable from participants	1,158,903
Dividend income	31,023,671
Net appreciation in fair value of collective trusts	8,709,438
Net depreciation in fair value of common stock	(24,263,272)
Net depreciation in fair value of mutual funds	(2,085,297)
15,027,910

Contributions:
Participants	83,521,772
Plan Sponsor	44,524,392
Rollovers	4,927,390
132,973,554

Other income	95,106

Total Additions	148,096,570

DEDUCTIONS:

Benefits paid to participants and beneficiaries	117,724,059
Administrative fees	712,573

Total Deductions	118,436,632

NET INCREASE	29,659,938

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	794,284,978

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$823,944,916

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, LLC 401(k) Savings Plan ("the Plan"), provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the board of directors ("the Board of Directors") of Weatherford International, LLC ("the Plan Sponsor").

Effective as of June 17, 2014, Weatherford International Ltd., a Swiss joint-stock corporation ("Weatherford Switzerland"), merged into Weatherford International plc, an Irish public limited company ("Weatherford Ireland") making Weatherford Ireland the new public holding company and the parent of the Weatherford group of companies. By virtue of the merger, Weatherford International, LLC became an indirect, wholly-owned subsidiary of Weatherford Ireland.

The Board of Directors appointed a committee ("the Benefits Administrative Committee") to administer the Plan.  Bank of America, N.A. serves as asset custodian and trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.‑source income from the Plan Sponsor and employees who are members of other retirement plans sponsored by the Plan Sponsor or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Plan Sponsor's matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax and/or Roth basis subject to certain limitations, up to 50 percent and on an after-tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. In addition, participants may contribute amounts representing rollovers and/or direct transfers from other qualified plans.

Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations.

The Plan Sponsor automatically deducts and contributes to the Plan 3 percent of the considered compensation for each newly eligible employee who has not voluntarily elected a salary deferral. No automatic deduction is taken for those employees who have elected to defer a different percentage of covered compensation or for those who have elected not to participate in the salary deferral.  In addition, for those participants with a pre-tax contribution rate of between 1 percent and 5 percent, their rate will be increased automatically by 1 percent annually to a maximum of 6 percent, unless they elect to opt out of the automatic increase.

The Plan Sponsor shall make matching contributions equal to 100 percent of the participant's pre-tax and/or Roth contributions up to 4 percent of considered compensation, as defined by the Plan, on a plan year basis.  Considered compensation used to calculate the Plan Sponsor match includes overtime, bonuses and commissions but does not include relocation expenses, severance pay, or any amounts paid after an employee's severance from employment.  The Plan Sponsor, solely at the discretion of the Board of Directors, may make additional discretionary contributions.  There were no additional discretionary contributions made for the year ended December 31, 2014.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

Participant Accounts

Each participant's account is charged with certain expenses and credited with the participant's contributions, the Plan Sponsor's matching contributions, an allocation of the Plan Sponsor's discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant's account invested in a particular investment to all participants' accounts in that investment.

Investment Options

For the year ended December 31, 2014, participants had the following investment options: fourteen mutual funds, two collective trusts, a money market account and Weatherford International Ltd. registered shares until June 17, 2014 and then Weatherford International plc ordinary shares after (collectively "Weatherford Shares").  Each participant who invested in Weatherford Shares had the right to vote the shares in his or her account with respect to any matter that came before the shareholders for a vote.

Vesting

Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant's Plan Sponsor match and discretionary contribution accounts.

Notes Receivable from Participants

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one-year period or one half of the fair value of the participant's vested account balance.  Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence.  In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant's vested account balance and bear interest at the prime rate as reported in The Wall Street Journal at the date of the loan plus 1% or at a rate determined by the Benefits Administrative Committee.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions or rollover contributions from the Plan at any time and for any reason during the year, with a minimum withdrawal of $500.  The participant's pre-tax contributions, Roth contributions and Plan Sponsor contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship.  Withdrawals based on financial hardship result in a suspension of participant contributions for six months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance will be made available to the participant or his or her beneficiary as a lump sum.  Upon termination of employment, the participant's entire account balance will be available for withdrawal.  If a participant has not elected otherwise, all mandatory distributions less than $1,000 are paid directly to the participant, while those in excess of $1,000, but not greater than $5,000, are automatically rolled over into individual retirement accounts selected by the Benefits Administrative Committee.  Certain benefits related to other forms of payment are protected by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules.  Actual results could differ from those estimates.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

Valuation of Investments

The Plan's investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Invesco Stable Value Retirement Fund, a collective trust, invests in fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Interest and dividend income is recorded when earned.  Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of collective trusts, common stock and mutual funds on the Statement of Changes in Net Assets Available for Benefits.  No dividends were paid on Weatherford Shares during 2014.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Until April 1, 2014, recordkeeping fees for the Plan and fees for certain other services such as mailers, etc. were paid for by the revenue sharing from plan investments.   Effective April 1, 2014, participant accounts are charged and credited quarterly for recordkeeping fees and revenue sharing, respectively. Other administrative fees incurred by the Plan are paid by the Plan Sponsor, except for participant loan fees, which are paid from the account of the participant requesting the loan. Fees that are paid by the Plan Sponsor are excluded from these financial statements.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), ("ASU 2015-07"). ASU 2015-07 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures, by eliminating the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB's fair value measurement guidance. Adoption of ASU 2015-07 is required retrospectively and is effective for fiscal years beginning after December 15, 2016, although, early adoption is permitted. Management is currently evaluating the effect that this update will have on the Plan's financials.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

3.	INVESTMENTS:

Individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Invesco Stable Value Retirement Fund (stated at contract value)	$116,712,954	$114,915,570
Vanguard Mid Cap Index Fund	84,583,504	—
Weatherford Shares	76,376,568	104,405,873
The Oakmark Fund	69,929,385	60,965,714
BlackRock Equity Index Non-Lendable Fund	67,962,998	63,846,204
PIMCO Total Return Fund	61,017,287	59,904,196
Harbor International Fund	53,646,398	—
Thornburg International Value Fund	—	57,227,944
Goldman Sachs Mid Cap Value Fund	—	47,208,464
American Beacon Small Cap Value Fund	—	44,184,021
Invesco Equity and Income Fund	—	39,725,440

The fair value of the Invesco Stable Value Retirement Fund totaled $118,697,074 and $115,843,398 at December 31, 2014 and 2013, respectively.

4.	FAIR VALUE MEASUREMENTS:
Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources (observable inputs) and an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

In accordance with ASC 820, the following table presents the Plan's assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Money market funds	$12,908,611	$—	$12,908,611
Mutual funds:
Domestic small/mid cap growth	29,902,369	—	29,902,369
Domestic small/mid cap value	35,492,988	—	35,492,988
Domestic small/mid cap blend	84,583,504	—	84,583,504
Domestic large cap growth	31,348,442	—	31,348,442
Domestic large cap blend	69,929,385	—	69,929,385
Domestic large cap value	25,763,674	—	25,763,674
Domestic/foreign allocation	66,086,547	—	66,086,547
Foreign stock	89,630,176	—	89,630,176
Fixed income	81,239,284	—	81,239,284
Other	1,586,074	—	1,586,074
Common stock(a)	76,376,568	—	76,376,568
Collective trusts:
Stable value(b)	—	118,697,074	118,697,074
Large cap blend(c)	—	67,962,998	67,962,998
Total investments at fair value	$604,847,622	$186,660,072	$791,507,694

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Money market funds	$10,402,927	$—	$10,402,927
Mutual funds:
Domestic small/mid cap growth	21,263,362	—	21,263,362
Domestic small/mid cap value	91,392,485	—	91,392,485
Domestic small/mid cap blend	20,470,126	—	20,470,126
Domestic large cap growth	28,109,971	—	28,109,971
Domestic large cap blend	60,965,714	—	60,965,714
Domestic large cap value	14,914,400	—	14,914,400
Domestic/foreign allocation	65,117,153	—	65,117,153
Foreign stock	95,994,196	—	95,994,196
Fixed income	72,666,734	—	72,666,734
Other	1,495,064	—	1,495,064
Common stock(a)	104,405,873	—	104,405,873
Collective trusts:
Stable value(b)	—	115,843,398	115,843,398
Large cap blend(c)	—	63,846,204	63,846,204
Total investments at fair value	$587,198,005	$179,689,602	$766,887,607

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

(a)	The investments in common stock are all Weatherford Shares.

(b)
This category includes a collective trust that is designed to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.  The trust invests primarily in synthetic guaranteed investment contracts and a short-term investment fund.  Participant-directed redemptions have no restrictions; however, the Plan is subject to a two-year notice provision if redemption is initiated.  For further discussion of the value of the trust, see Note 2.

(c)
This category includes a collective trust that is designed to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").  The trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of the S&P 500 Index.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.  Money market and mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2014 and 2013. The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities.

5.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, money market, mutual funds and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

As of December 31, 2014 and 2013, the Plan was a holder of approximately 87 percent and 82 percent, respectively, of the assets held by the BlackRock Equity Index Non-Lendable Fund.

6.   PARTY-IN-INTEREST TRANSACTIONS:

Certain investments of the Plan are maintained by Bank of America, N.A.  Bank of America, N.A. is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan's assets were invested in Weatherford Shares as of December 31, 2014 and 2013.  Because the Plan Sponsor was an indirect, wholly-owned subsidiary of Weatherford International Ltd. at December 31, 2013 and Weatherford International plc at December 31, 2014, transactions involving Weatherford Shares qualified as party-in-interest transactions.  All of these transactions, including notes receivable from participants, were exempt from the prohibited transactions rules.

7.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

8.   TAX STATUS:

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 17, 2012 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator has indicated that the Plan's operations are in compliance with the Code.

Accounting principles generally accepted in the United States require management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by U.S. taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$823,944,916	$794,284,978
Amounts allocated to withdrawing participants	(723,250)	(460,081)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,984,120	927,828
Net assets available for benefits per the Form 5500	$825,205,786	$794,752,725

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2014 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$29,659,938
Amounts allocated to withdrawing participants at December 31, 2014	(723,250)
Amounts allocated to withdrawing participants at December 31, 2013	460,081
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	1,984,120
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	(927,828)
Net increase in net assets available for benefits per Form 5500	$30,453,061

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2014 and 2013, but not yet paid as of that date.

The accompanying financial statements present fully benefit-responsive contracts at contract value.  The Form 5500 requires fully benefit-responsive contracts to be reported at fair value.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

10.   SUBSEQUENT EVENTS:

Effective February 6, 2015, the EII Global Property Fund and PIMCO Total Return Fund were removed as investment options. Investments in the EII Global Property Fund were transferred to the DFA Global Real Estate Securities Portfolio and investments in the PIMCO Total Return Fund were transferred to the Frost Total Return Bond Fund.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(a), SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 04-2515019    PN: 002
FOR THE YEAR ENDED DECEMBER 31, 2014

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:	☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
$4,206	*	$—	$4,206	*	$—	$—

* Represents delinquent participant contributions from 2013. The Plan Sponsor remitted lost earnings and filed the required Form 5330 in 2014.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 04-2515019    PN: 002
DECEMBER 31, 2014

			Principal Number
(a)	(b) Identity of Issue	(c) Description of Investment	of Units/Shares	(e) Current Value
	COLLECTIVE TRUSTS:
	BlackRock	BlackRock Equity Index Non-Lendable Fund	4,378,326	$67,962,998
	Invesco	Invesco Stable Value Retirement Fund	116,712,954	118,697,074
		Total collective trusts		186,660,072
	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value Fund	1,415,755	35,492,988
	American Funds	American Funds Growth Fund of America	734,500	31,348,442
	American Funds	American Washington Mutual Investors Fund	628,996	25,763,674
	Baron Capital Growth	Baron Growth Fund	408,279	29,902,369
	BlackRock	BlackRock Global Allocation Fund	1,464,673	29,103,060
	E.I.I.	Ell Global Property Fund	170,362	1,586,074
	Goldman Sachs	Goldman Sachs High Yield Fund	1,549,356	10,458,156
	Harbor	Harbor International Fund	828,132	53,646,398
	Invesco	Invesco Equity and Income Fund	3,569,835	36,983,487
	MFS	MFS International New Discovery Fund	1,286,973	35,983,778
	Oakmark	The Oakmark Fund	1,053,471	69,929,385
	PIMCO	PIMCO Total Return Fund	5,723,948	61,017,287
	Vanguard	Vanguard Mid Cap Index Fund	2,503,211	84,583,504
	Vanguard	Vanguard Inflation-Protected Securities Fund	926,361	9,763,841
		Total mutual funds		515,562,443
	COMMON STOCK:
*	Weatherford International plc	Ordinary shares of Weatherford International plc	6,670,443	76,376,568
		Total common stock		76,376,568
	OTHER:
*	Bank of America, N.A.	Retirement Bank Account (RBA)	12,185,161	12,185,161
	BlackRock	BIF Money Fund		723,450
*	Participant loans	Interest rates ranging from 4.25% to 9.25% with varying maturity dates		29,451,351
		Total assets		$820,959,045

* Party-in-interest.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEATHERFORD INTERNATIONAL, LLC
401(k) SAVINGS PLAN

Date: June 23, 2015	/s/ Kathy Bauer
Kathy Bauer
Director of Benefits and Chairman of the Benefits Administrative Committee for Weatherford International, LLC and Weatherford International plc

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm